Exhibit 4.4(c)

WARRANT CERTIFICATE

(non-negotiable instrument)

Ascendis Pharma A/S (cvr.no. 2991 8791), with its principal business address at [ADDRESS] (hereinafter referred to as “Ascendis Pharma”), has on [date] issued this Warrant Certificate to

[name]

(hereinafter referred to as the “Warrantholder”)

whereby the Warrantholder without payment has received and accepted allocation of [number] warrants, which confer the right to subscribe [number] ordinary shares in Ascendis Pharma at a subscription price of US$ [price] per ordinary share with a nominal value of DKK 1.

The other terms applying to the warrants have been set forth in Ascendis Pharma’s articles of association [clause [number] [of appendix [number]], which is attached to this Warrant Certificate.

Hellerup, [date]	[Place and date]

Michael Wolff Jensen, Chairman	[name]